EXHIBIT 21.1

SUBSIDIARIES OF

ABRAXAS PETROLEUM CORPORATION

Name of Subsidiary	State or Other Jurisdiction of Incorporation
Wamsutter Holdings, Inc.	Wyoming
Sandia Oil & Gas Corporation	Texas
Sandia Operating Corp.	Texas
Western Associated Energy Corporation	Texas
Eastside Coal Company, Inc.	Colorado
Abraxas General Partner, LLC	Delaware
Abraxas Operating, LLC*	Texas
Abraxas Energy Partners, L.P.	Delaware
Abraxas Energy Investments, LLC	Texas

*	Wholly-owned subsidiary of Abraxas Energy Partners, L.P.